

*By Electronic Mail*

January 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:    Invesco Galaxy Bitcoin ETF
         Issuer CIK:      0001855781
         Issuer File Number:   333-255175
         Form Type:    8-A12B
         Filing Date:    January 10, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated December 27, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Invesco Galaxy Bitcoin ETF (BTCO)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications